Filed pursuant to Rule 433

Registration Statements Nos. 333-224307

and 333-224307-03

October 3, 2018

Final Term Sheet

TOTAL CAPITAL

(A wholly-owned subsidiary of TOTAL S.A.)

$1,000,000,000 3.883% Guaranteed Notes Due 2028,

Guaranteed on an unsecured, unsubordinated basis by

TOTAL S.A.

Issuer	Total Capital

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	$1,000,000,000 3.883% Guaranteed Notes Due 2028

Total Initial Principal Amount Being Issued	$1,000,000,000

Issue Price	100.000%

Pricing Date	October 3, 2018

Expected Settlement Date	October 11, 2018 (T+5)

Maturity Date	October 11, 2028, unless earlier redeemed

Day Count	30/360

Day Count Convention	Following, unadjusted

Optional Redemption Terms	Make-whole call at Treasury Rate plus 15 basis points

Tax call at par

Interest Rate	3.883% per annum

Benchmark Treasury	2.875% due August 15, 2028

Benchmark Treasury Price	97-21

Benchmark Treasury Yield	3.153%

Spread to Benchmark Treasury	Plus 73 bps

Yield to Maturity	3.883%

Date Interest Starts Accruing	October 11, 2018

Interest Payment Dates	Each April 11 and October 11

First Interest Payment Date	April 11, 2019

Regular Record Dates for Interest	Each March 27 and September 27

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$2,000 and increments of $1,000

Expected Ratings of the Notes	Moody’s: Aa3 (positive)
Standard & Poor’s: A+ (stable)

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital International and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ISIN	89152U AH5/US89152UAH59

Selling Restrictions	Prohibition of Sales to EEA Retail Investors, France, UK, Canada, Hong Kong, Japan, Singapore

Joint Book-Running Managers	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Société Générale

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or Société Générale toll-free at 1-855-881-2108.

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